

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Ken Suslow
Chief Executive Officer
Sandbridge Acquisition Corporation
1999 Avenue of the Stars, Suite 2088
Los Angeles, California 90067

Re: Sandbridge Acquisition Corporation
      Draft Registration Statement on Form S-1
      Submitted on July 20, 2020
      CIK No. 0001816708

Dear Mr. Suslow:

        We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on July 20, 2020

Officers and Directors, page 116

1.   It appears that Jamie Weinstein serves on the board of directors of Capstar Special Purpose Acquisition Corp. In this regard, we note the disclosure on pages 120, 121 and 130 of the amended Registration Statement on Form S-1 filed by Capstar on June 24, 2020. Please update your disclosure on pages 117 and 124 accordingly.

Principal Stockholders, page 126

2.   Please expand the disclosure in footnote (3) on page 126 to identify the natural persons who serve as members of the board of managers.

You may contact Dale Welcome, Staff Accountant, at 202-551-3865 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Paul D. Tropp, Esq.